January 25, 2008

OMV and Gazprom agree to jointly develop the gas trading hub in Baumgarten

- **Cooperation Agreement signed between OMV and Gazprom: Gazprom will take 50% interest in Central European Gas Hub (trading hub)**
- **Central European Gas Hub to become largest trading platform in continental Europe**
- **OMV and Gazprom will engage in joint storage projects**
- **Shared goal: Strengthening Europe's security of supply via increase of trading volumes**

On January 25, 2008, Wolfgang Ruttenstorfer, CEO of OMV, and Alexander Medvedev, Deputy Chairman of OAO "Gazprom" and Chairman of Gazprom export Ltd., signed a Cooperation Agreement. The two companies agreed on a contractual framework to expand their cooperation: Gazprom will take a 50% interest in the Central European Gas Hub (trading hub) and the parties will carry out joint storage projects in Austria and neighbouring countries. The Central European Gas Hub is to become continental Europe's most important trading platform. This agreement is based on the Memorandum of Understanding the companies signed in May 2007. OMV's CEO Wolfgang Ruttenstorfer stated: "This agreement is a further milestone in the cooperation between OMV and Gazprom, dating back nearly 40 years. With this agreement we have again made an important step in securing Europe security of supply in the long-term."

In 1968, OMV became the first Western European company to conclude a gas supply agreement with the former Soviet Union. This partnership, dating back nearly 40 years, was greatly strengthened in September 2006 with the extension of the gas supply agreements to 2027, with an overall volume of 150 bcm, and was deepened with the Cooperation Agreement on hand.

The agreement stipulates that Gazprom shall take a 50% interest in the Central European Gas Hub, a subsidiary of OMV Gas International. The Central European Gas Hub already is one of the three biggest trading hubs in continental Europe. The aim is to expand and further develop it into the number one trading hub in continental Europe by setting up an international marketplace. As such, the Central European Gas Hub will substantially contribute in increasing the liquidity of continental Europe's natural gas market. In 2007 the trading volumes already

could be more than doubled compared to 2006, amounting on average to approximately 1.5 bcm per month. Building on the basis of the 60 customers currently registered, trading volumes are to be steadily increased in future. The partnership with Gazprom will further increase security of supply via the Baumgarten Hub and at the same time safeguard the liquidity for short-term trading activities.

"This agreement is further evidence for the realisation of Gazprom's efficient export policy. We are once again demonstrating the tremendous contribution Gazprom is making in securing Europe's natural gas supply," emphasises Alexander Medvedev.

The agreement also includes joint storage projects, which aim at additionally strengthening the position of the Central European Gas Hub and providing the possibility of increasing its service offering even further. In the future, this will both strengthen security of supply and allow the hub to meet its clients' requirements for flexibility. The joint storage projects aim at providing services for both the region surrounding the Baumgarten hub and neighbouring countries. Possible projects will be evaluated in upcoming feasibility studies.

This cooperation also enhances the importance of the OMV gas compressor station Baumgarten, one of Europe's most important gas import stations for Russian gas, wholly owned by OMV Gas GmbH, in its role as a physical natural gas hub for Central Europe. Approximately one third of all Russian gas exports to Western Europe are already transported via this important platform.

Background information:

Central European Gas Hub

The Central European Gas Hub (CEGH) is a subsidiary of OMV Gas International and one of the most important trading hubs for natural gas in Central Europe. It provides an international gas trading platform at Baumgarten and other bordering points of the Austrian network. In 2006 CEGH posted trading volumes of 7.7 bcm – more than triple the level of the previous year – making it one of the three largest gas hubs in continental Europe. This position has been further reinforced in 2007, and trading volumes are currently approximately 1.5 bcm per month. By constantly expanding the range of services and even setting up an international marketplace, with Gazprom as partner, the aim is to expand Baumgarten into the number one gas hub in continental Europe. The most important gas hubs on continental Europe currently are "Huberator" (Belgium) with average trading volumes in 2007 at around 3.2 bcm per month, "TTF" (Netherlands) with approximately 2.5 bcm, as well as "PSV" (Italy) and "PEG" (France) with approximately 1.0 bcm each.

OMV Gas International

OMV Gas International is OMV's central company in the gas field. OMV Gas International with the two business fields marketing and trading (with the subsidiaries EconGas and Petrom's gas activities) and logistics (with the subsidiaries OMV Gas, Central European Gas Hub, Nabucco Gas Pipeline International, Adria LNG) is one of the leading gas trading and logistics companies in Central Europe. In 2006, OMV Gas and EconGas sold 9.1 bcm in the business field of wholesale/trading, Petrom Gas sold 5.0 bcm. The sold transportation capacities in transit lines in Austria amounted to approximately 47 bcm per year of gas. In addition to supplying gas for Austria, these lines carry gas to Germany, Italy, France, Slovenia, Croatia and Hungary. OMV is therefore an important component of Europe's gas network, and therefore a central gas hub for Europe. With an exchanged volume of approximately 1.5 bcm per month in 2007, the Central European Gas Hub developed into one of the three most important gas platforms in continental Europe.

Gazprom

www.gazprom.com

OMV Aktiengesellschaft

With Group sales of EUR 18.97 bn and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

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